Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 27

DATED JUNE 27, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 27 supplements certain information contained in our prospectus dated August 31, 2005, as previously supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006 and Supplement No. 26 dated June 23, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus section entitled “Federal Income Tax Considerations” as described below.  You should read this Supplement No. 27 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Federal Income Tax Considerations

This section supercedes and replaces in its entirety the discussion in the prospectus under the heading “Federal Income Tax Considerations,” which begins on page 143 of the prospectus.

The following is a summary of the material federal income tax consequences relating to the acquisition, holding and disposition of our common stock.  For purposes of this section under the heading “Federal Income Tax Considerations,” references to “we,” “our” and “us” mean only Inland American Real Estate Trust, Inc. and not our subsidiaries or other lower-tier entities, except as otherwise indicated.  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect.  No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.  No advance ruling has been or will be sought from the Internal Revenue Service regarding any matter discussed in this prospectus.  The summary is also based upon the assumption that our operation, and the operation of our subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with the applicable organizational documents or partnership agreement.  This summary of the material federal income tax consequences of an investment in our common stock does not purport to discuss all aspects of federal income taxation that may be relevant to a particular investor in light of the investor’s investment or tax circumstances, or to investors subject to special tax rules, such as:

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financial institutions;

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insurance companies;

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broker-dealers;

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regulated investment companies;

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holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

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holders of our common stock who hold as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and

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partnership and other entities treated as partnerships for federal income tax purposes and the partners in these partnerships.

and, except to the extent discussed below:

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tax-exempt organizations; and

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foreign investors.

See “Risk Factors – Federal Income Tax Risks” for additional discussion.

This summary assumes that investors will hold our common stock as capital assets, which generally means as property held for investment.

THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE.  IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK TO ANY PARTICULAR INVESTOR WILL DEPEND ON THE INVESTOR’S PARTICULAR TAX CIRCUMSTANCES.  YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, EXCHANGING OR OTHERWISE DISPOSING OF OUR COMMON STOCK.

Federal Income Taxation as a REIT

We intend to qualify as a REIT under the applicable provisions of the Code and the Treasury regulations promulgated thereunder and receive the beneficial federal income tax treatment described below.  However, we cannot assure you that we will meet the applicable requirements under federal income tax laws, which are highly technical and complex.  The following discusses the applicable requirements under federal income tax laws, the federal income tax consequences to maintaining REIT status and the material federal income tax consequences to you.  Shefsky & Froelich Ltd. has acted and will act as our tax counsel in connection with our election to be taxed as a REIT, and has rendered the opinion set forth below.  Some of the federal income tax implications of your investment are set forth in the “– Federal Income Taxation of Stockholders” section below.  We, however, urge you to consult your tax advisor with respect to the federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of common stock which may be particular to your tax situation.

In brief, a corporation that invests primarily in real estate can, if it complies with the provisions in Sections 856-860 of the Code, qualify as a REIT and claim federal income tax deductions for dividends it pays to its stockholders.  Such a corporation generally is not taxed on its net income that is currently distributed to its stockholders.  This treatment substantially eliminates the “double taxation” that a corporation and its stockholders generally bear together.  However, as discussed in greater detail below, a corporation could be subject to federal income tax in some circumstances even if it qualifies as a REIT, and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.  We intend to operate in a manner that permits us to elect

REIT status for the taxable year ending December 31, 2005, and to maintain this status in each taxable year thereafter, so long as REIT status remains advantageous.

Shefsky & Froelich Ltd. is of the opinion that commencing with the our taxable year that ended on December 31, 2005, we were organized in conformity with the requirements for qualification as a REIT under the Code, and our actual method of operation through the date of the opinion has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT.  This opinion has been filed as an exhibit to the registration statement of which this prospectus is a part, and is based and conditioned, in part, on various assumptions made by Shefsky & Froelich Ltd. and representations made to Shefsky & Froelich Ltd. by us as to factual matters.  Our qualification and federal income tax treatment as a REIT depends upon our ability to meet, through operation of the properties we acquire and our investment in other assets, the applicable requirements under federal income tax laws.  Shefsky & Froelich Ltd. has not reviewed, and will not in the future review, these operating results for compliance with the applicable requirements under federal income tax laws.  Therefore, we cannot assure you that our actual operating results will allow us to satisfy the applicable requirements under federal income tax laws in any taxable year.  In addition, this opinion represents Shefsky & Froelich Ltd.’s legal judgment and is not binding on the Internal Revenue Service.

General

In any year in which we qualify as a REIT and have a valid election in place, we will claim deductions for dividends we pay to the stockholders, and therefore will not be subject to federal income tax on that portion of our REIT taxable income as defined Section 857(b)(2) of the Code or REIT capital gain which is distributed to our stockholders.  We will, however, be subject to federal income tax at normal corporate rates on any REIT taxable income or capital gain not distributed.

Although we can eliminate or substantially reduce our federal income tax liability by maintaining our REIT status and paying sufficient dividends, we could be subject to federal income tax on certain items of income.  If we fail to satisfy either the 95.0% gross income test or the 75.0% gross income test (each of which is described below), yet maintain our REIT status by meeting other requirements, we will be subject to a penalty tax based on the amount of income that caused us to fail these tests, as described below.  If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% and 10% asset tests), as described below, due to reasonable cause and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail the test.  Furthermore, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each failure.  We also will be subject to a one hundred percent (100.0%) federal income tax on the net income from any “prohibited transaction,” as described below.  In addition, in order to retain our REIT status, we generally must distribute annually at least ninety percent (90.0%) of our REIT taxable income for such year.  We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.  While we are not required to distribute REIT net capital gain income for any year in order to retain our REIT status, we will pay tax on our REIT net capital gain income to the extent we do not distribute it in the year we recognize the gain.  We also may be subject to the corporate alternative minimum tax.  Additionally, we will be subject to federal income tax at the highest corporate rate on certain “nonqualifying” income from foreclosure property.  In general, foreclosure property consists of property acquired (by foreclosure or otherwise) in connection with the default of a loan secured by such property.

REIT Qualification Tests.  The Code defines a REIT as a corporation, trust or association:

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that is managed by one or more trustees or directors;

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the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

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that would be taxable as a domestic corporation but for its status as a REIT;

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that is neither a financial institution nor an insurance company;

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the beneficial ownership of which is held by one hundred (100) or more persons on at least 335 days in each full taxable year, proportionately adjusted for a partial taxable year;

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generally in which, at any time during the last half of each taxable year, no more than fifty percent (50.0%) in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or certain entities; and

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that meets the gross income, asset and annual distribution requirements, described in greater detail below.

The first four conditions and the last condition must be met during each taxable year for which REIT status is sought, while the other two conditions do not have to be met until after the first taxable year for which a REIT election is made.  We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy the conditions described above, during the relevant time periods.

Although the restrictions on assets held by a REIT (as described below) generally prevents a REIT from owning more than ten percent (10.0%) of the stock of an entity by vote or value other than another REIT, the Code provides an exception for ownership of stock in a “qualified REIT subsidiary.” A qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, that is wholly owned by a REIT throughout the subsidiary’s existence.  For purposes of the asset and income tests described below, all assets, liabilities and tax attributes of a qualified REIT subsidiary that we own are treated as owned directly by us.  A qualified REIT subsidiary is not subject to federal income tax, but may be subject to state or local tax.  We may hold investments through qualified REIT subsidiaries.  A REIT that is a partner in a partnership generally is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income for purposes of the REIT qualification tests.  We may hold investments through partnership (and other entities, such as limited liability companies, that are treated as partnerships for federal income tax purposes).

We, in satisfying the general tests described above, must meet, among others, the following requirements:

Share Ownership Tests.  The common stock and any other stock we issue must be held by a minimum of one hundred (100) persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years.  In addition, at all times during the second half of each taxable year, no more than fifty percent (50.0%) in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning our stock).  However, these two requirements do not apply until after the first taxable year an entity elects REIT status.  In addition, our articles of incorporation contain provisions restricting the ownership and transfer of our stock in certain instances, which provisions are intended to assist us in satisfying both requirements.  These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described above.  If we fail to satisfy these share ownership requirements, except as provided below, our status as a REIT will terminate.  See “—Failure to Qualify as a REIT.”  Furthermore, the distribution reinvestment plan contains provisions that prevent it from causing a violation of these tests as will the terms of any options, warrants or other rights to acquire our common stock.  Pursuant to the applicable requirements under federal income tax laws, we will maintain records that disclose the actual ownership of the outstanding stock, and demand written statements each year from the record holders of specified percentages of the stock disclosing the beneficial owners.  If, however, we comply with these rules and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement that no more than fifty percent (50.0%) in value of our stock may be owned, directly or indirectly, by five or fewer individuals (as described above), we will be treated as having met this requirement.  Those stockholders failing or refusing to comply with our written demand are required by the Code to submit, with their tax returns, a similar statement disclosing the actual ownership of stock and certain other information.  See “Description of Securities – Restrictions on Ownership and Transfer.”

Asset Tests.  We must satisfy, at the close of each calendar quarter of the taxable year, certain tests based on the composition of our assets.  After initially meeting these asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely due to changes in value of our assets.  In addition, if the failure to satisfy these asset tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within thirty (30) days after the close of that quarter.  We intend to maintain adequate records of the value of our assets to insure compliance with these tests, and will act within thirty (30) days after the close of any quarter or otherwise comply with the preceding rules as may be required to cure any noncompliance.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period.  Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests described below if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued.  For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) disposing of sufficient nonqualifying assets or taking other actions which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the Internal Revenue Service.

75.0% Asset Test.  At least seventy-five percent (75.0%) of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities.  Real estate assets include:

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real property (including interests in real property and interests in mortgages on real property);

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shares in other qualifying REITs; and

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any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date we received the new capital.

Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by us in exchange for our stock (other than amounts received pursuant to our distribution reinvestment plan) or in a public offering of debt obligations that have a maturity of at least five years.

Additionally, regular and residual interests in a real estate mortgage investment conduit, known as a REMIC, and regular interests in a financial asset securitization trust, known as a FASIT, are considered real estate assets.  However, if less than ninety-five percent (95.0%) of the assets of a REMIC or FASIT are real estate assets, we will be treated as holding a proportionate share of the assets and income of the REMIC or FASIT directly.

We intend that the purchase contracts for a new property will apportion no more than five percent (5.0%) of the purchase price of any property to property other than “real property,” as defined in the Code.  In addition, we intend to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments that will allow us to qualify under the 75.0% asset test.  Therefore, our investment in real properties will constitute “real estate assets” and should allow us to meet the 75.0% asset test.

Other Asset Tests.  There are three other asset tests that apply to us.  First, the value of any one issuer’s securities owned by us may not exceed five percent (5.0%) of the value of our total assets.  Second, we may not own more than ten percent (10.0%) of any one issuer’s outstanding securities, as measured by either voting power or value.  The five percent (5.0%) and ten percent (10.0%) asset tests do not apply to certain securities of other REITs and securities of qualified REIT subsidiaries or taxable REIT subsidiaries (which are described below), and the ten percent (10.0%) value test does not apply to “straight debt” having specified characteristics, as well as other specified debt instruments such as a loan to an individual or estate and a security issued by a REIT.  Finally, the aggregate value of all securities of taxable REIT subsidiaries held by us may not exceed twenty percent (20.0%) of the value of our total assets.  We intend to invest funds not otherwise invested in properties in cash sources and other liquid investments in a manner which will enable us to satisfy the asset tests described in this paragraph.

A qualified REIT subsidiary is a corporation that is wholly owned by a REIT throughout the subsidiary’s existence.  All assets, liabilities and tax attributes of a qualified REIT subsidiary are treated as belonging to the REIT.  A qualified REIT subsidiary is not subject to federal income tax, but may be subject to state or local tax.  We may hold investments through qualified REIT subsidiaries.

A taxable REIT subsidiary is a corporation (other than another REIT) that is owned in whole or in part by a REIT, and joins in an election with the REIT to be classified as a taxable REIT subsidiary.  Corporations that directly or indirectly operate or manage lodging or health care facilities cannot be taxable REIT subsidiaries.  A corporation that is thirty-five percent (35.0%) owned by a taxable REIT subsidiary also will be treated as a taxable REIT subsidiary.  A taxable REIT subsidiary may not be a qualified REIT subsidiary, and vice versa.  As described below regarding the 75.0% gross income test, a taxable REIT subsidiary is utilized in much the same way an independent contractor is used to provide certain types of services without causing the REIT to receive or accrue certain types of non-qualifying income.  In addition to utilizing independent contractors to provide certain services in connection with the operation of our properties, we also may utilize taxable REIT subsidiaries to carry out these functions.

We own a significant interest in MB REIT which must also satisfy the REIT requirements outlined herein.  Under MB REIT’s organizational documents, if our ownership of capital stock in MB REIT would cause MB REIT not to qualify as a REIT, sufficient shares of capital stock to correct the defect may be transferred from us to a charitable trust.  In addition, if MB REIT fails to qualify as a REIT, we would suffer adverse tax consequences, possibly including loss of status as a REIT.

In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets (generally based on its percentage interest in partnership capital, subject to special rules relating to the 10% REIT asset test which take into account the REIT’s interest in certain securities issues by the partnership), and to earn its proportionate share of the partnership’s income, for purposes of the asset tests described above (and the gross income tests applicable to REITs as described below).  In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT.  Thus, our proportionate share, based upon our percentage capital interest, of the assets and items of income of partnerships in which we own an equity interest are treated as our assets and items of income for purposes of applying the REIT requirements.  Consequently, to the extent that we directly or indirectly hold an equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.  A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “Tax Aspects of Investments in Partnerships.”  We may hold investments in partnerships and other entities (such as limited liability companies) that are classified as partnerships for federal income tax purposes.

Gross Income Tests.  We must satisfy for each calendar year two separate tests based on the composition of our gross income, as defined under our method of accounting.

75.0% Gross Income Test.  At least seventy-five percent (75.0%) of our gross income for the taxable year must result from:

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rents from real property;

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interest on obligations secured by mortgages on real property or on interests in real property;

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gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business;

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dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs;

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other specified investments relating to real property or mortgages thereon; and

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for a limited time, qualified temporary investment income, as defined under the 75.0% asset test.

We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments in a manner that will allow us to qualify under the 75.0% gross income test.

To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, the income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee.  This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned directly by a REIT, as described below.

Among the assets that we and our subsidiaries may hold are mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property.  The Internal Revenue Service recently issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the Internal Revenue Service as a real estate asset for purposes of the REIT asset tests described above, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75.0% gross income test.  Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law.  If we or any of our subsidiaries enter into any mezzanine loans, we will determine, after consulting with Shefsky & Froelich Ltd. that, on the basis of relevant Treasury regulations and Internal Revenue Service rulings, the mezzanine loans should qualify as real estate assets and give rise to qualifying mortgage interest for purposes of the REIT asset and income requirements, or otherwise do not adversely affect our status as a REIT; however, the loans may not meet all of the requirements for reliance on the safe harbor, and in that case, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of the loans.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75.0% gross income test (and the 95.0% gross income test, described below), subject to the rules discussed below:

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Rent from a particular tenant will not qualify if we, or an owner of ten percent (10.0%) or more of our stock, directly or indirectly, owns ten percent (10.0%) or more of the voting stock or the total number of shares of all classes of stock in, or ten percent (10.0%) or more assets or net profits of, the tenant.

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The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is fifteen percent (15.0%) or less of the total rent received under, or in connection with, the lease.

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Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property.  However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

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Rental income will not qualify if we furnish or render services to tenants or manage or operate the underlying property, other than through a permissible “independent contractor” from whom we derive no revenue, or through a taxable REIT subsidiary.  This requirement, however, does not apply to the extent that the services, management or  operations we provide are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.”

With respect to the “usual or customarily rendered” rule, we anticipate that our tenants will receive some services in connection with their leases and that the services to be provided are usually or customarily rendered in connection with the rental of the properties and are not services that are considered rendered to the occupant.  Therefore, providing these services should not cause the rents we receive with respect to the properties to fail to qualify as rents from real property for purposes of the 75.0% gross income test (and the 95.0% gross income test, described below).  Our board of directors intends to hire qualifying independent contractors or to utilize taxable REIT subsidiaries to render services that it believes, after consulting with Shefsky & Froelich Ltd., are not usually or customarily rendered in connection with the rental of space or are considered rendered to the occupant.

The 95.0% Gross Income Test.  In addition to deriving seventy-five percent (75.0%) of our gross income from the sources listed above, at least ninety-five percent (95.0%) of our gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from:

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sources which satisfy the 75.0% gross income test;

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dividends;

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interest; or

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gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business.

It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95.0% gross income test, but not under the 75.0% gross income test.  We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments that will allow us to qualify under the 95.0% gross income test.

Our share of income from the properties primarily will give rise to rental income and gains on sales of the properties, substantially all of which generally will qualify under the 75.0% gross income test and 95.0% gross income test.  Our anticipated operations indicate that it is likely that we will have little or no non-qualifying income to cause adverse federal income tax consequences.

If we fail to satisfy either the 75.0% gross income test or the 95.0% gross income test for any taxable year, we may retain our status as a REIT for such year if we satisfy the Internal Revenue Service that the failure was due to reasonable cause and not due to willful neglect, and following our identification of the failure, we file a schedule describing each item of our gross income.  If this relief provision is available, we would remain subject to a tax based upon the amount by which we failed the 75.0% gross income test or the 95.0% gross income test.

Annual Distribution Requirements.  In addition to the other tests described above, we are required to distribute dividends (other than capital gain dividends) to the stockholders each year in an amount at least equal to the excess of:

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the sum of:

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ninety percent (90.0%) of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and

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ninety percent (90.0%) of the excess of the net income (after tax) from foreclosure property;

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less the sum of certain types of items of non-cash income.

Determinations whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we:

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declare a dividend before the due date of our tax return (including extensions);

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distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and

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file an election with our tax return.

Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31 of that year so long as the dividends are actually paid during January of the following year.  If we fail to meet the annual distribution requirements as a result of an adjustment to our federal income tax return by the Internal Revenue Service, we may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the Internal Revenue Service) within a specified period.

If we do not distribute all of our net capital gain or distribute at least ninety percent (90.0%), but less than one hundred percent (100.0%) of our REIT taxable income, we will be subject to federal income tax on the undistributed portion.  Furthermore, to the extent that we fail to distribute by year end at least the sum of  (i) eighty-five percent (85.0%) of our REIT taxable income for such year, (ii) ninety-five percent (95.0%) of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, we would be subject to an excise tax equal to four percent (4.0%) of the difference between the amount required to be distributed under this formula and the amount actually distributed.

We intend to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid federal income tax on net capital gains.  It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences.  We will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary to comply with the annual distribution requirements, we may (but are not required to) borrow funds to fully provide the necessary cash flow.

Failure to Qualify as a REIT.  If we fail to qualify for federal income tax purposes as a REIT in any taxable year and the relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, thereby reducing cash available for distributions.  In such event, all distributions to stockholders (to the extent of our current and accumulated earnings and profits), generally will be taxable as dividend income.  Non-corporate taxpayers may be eligible for a reduced fifteen percent (15.0%) maximum federal tax rate, and corporate taxpayers may be eligible for the dividend received deduction.  The potential “double taxation” results from our failure to qualify as a REIT.  Unless entitled to relief under specific statutory provisions, we will not be eligible to elect REIT status for the four taxable years following the year during which qualification was lost.

We should not lose our REIT status as the result of a failure to satisfy a REIT requirement (other than the asset tests and the gross income tests, which relief provisions have been described above) if the failure is due to reasonable cause and not willful neglect and we pay a tax of $50,000 for each failure.  We might not be entitled to this relief in all cases of a failure to satisfy a REIT requirement.  See “Risk Factors – Federal Income Tax Risks” for additional discussion regarding the failure to satisfy a REIT requirement.

Prohibited Transactions.  As discussed above, we will be subject to a one hundred percent (100.0%) federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of our business which is not foreclosure property.  There is an exception to this rule for sales of property that:

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is a real estate asset under the 75.0% asset test;

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has been held for at least four years;

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has aggregate expenditures that are includable in the basis of the property not in excess of thirty (30.0%) of the net selling price;

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in certain cases, was held for production of rental income for at least four years;

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when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year, or occurs in a year when the REIT disposes of less than ten percent (10.0%) of its assets (measured by federal income tax basis and ignoring involuntary dispositions and sales of foreclosure property); and

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in certain cases, substantially all of the marketing and development expenditures were made through an independent contractor.

Although we may eventually sell some or all of our properties, our primary intention in acquiring and operating the properties is the production of rental income and we do not expect to hold any property for sale to customers in the ordinary course of our business.

Foreign Investments.  To the extent that we and our subsidiaries hold or acquire any investments and, accordingly, pay taxes, in foreign countries, taxes paid by us in foreign jurisdictions may not be passed through to or used by, our stockholders, as a foreign tax credit or otherwise.  Any foreign investments also may generate foreign currency gains and losses.  Foreign currency gains are treated as income that does not qualify under the 75.0% gross income test or the 95.0% gross income test, unless certain technical requirements are met.  No assurance can be given that these technical requirements will be met in the case of any foreign currency gains recognized by us directly or through pass-through subsidiaries, or that any such gains will not adversely affect our ability to satisfy the REIT qualification requirements.

Derivatives and Hedging Transactions.  We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities.  Any hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options.  If we or a pass-through subsidiary enters into such a contract to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets and we clearly and timely identify the transaction, including gain from the sale or disposition of the financial instrument, any periodic income from the instrument, or gain from the disposition of it, would not constitute gross income for purposes of the 95.0% gross income test, but would be treated as non-qualifying income for purposes of the 75.0% gross income test.  We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.  We may conduct some or all of our hedging activities through a taxable REIT subsidiary or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries.  No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Taxable Mortgage Pools.  An entity, or a portion of an entity, may be classified as a taxable mortgage pool (“TMP”) under the Code if:

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substantially all of its assets consist of debt obligations or interests in debt obligations;

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more than fifty percent (50.0%) of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

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the entity has issued debt obligations (liabilities) that have two or more maturities; and

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the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under regulations issued by the U.S. Treasury Department, if less than eighty percent (80.0%) of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP.  Financing arrangements entered into, directly or indirectly, by us could give rise to TMPs, with the consequences as described below.

If an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for federal income tax purposes.  In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply.  The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the tax status of the REIT.  Rather, the consequences of the TMP classification would, in general, except as described below, be limited to the stockholders of the REIT.  The Treasury Department has not yet issued regulations to govern the treatment of stockholders as described below.  A portion of the REIT’s income from the TMP arrangement, which might be non-cash accrued income, could be treated as “excess inclusion income.”  The REIT’s excess inclusion income would be allocated among its stockholders.  A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (thirty percent (30.0%)), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.  See “– Federal Income Taxation of Stockholders” in this section.  To the extent that excess inclusion income were allocated to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as government entities), the REIT would be taxable on this income at the highest applicable corporate tax rate (currently thirty-five percent (35.0%)).  The manner in which excess inclusion income would be allocated among shares of different classes of stock is not clear under current law.  Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors.

If a subsidiary partnership, not wholly owned by us directly or through one or more disregarded entities (such as the operating partnership), were a TMP, the foregoing rules would not apply.  Rather, the partnership that is a TMP would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax.  In addition, this characterization would alter the calculations of our asset tests and gross income tests, and could adversely affect our compliance with those requirements.  We intend to monitor the structure of any TMPs in which we have an interest to ensure that they will not adversely affect our status as a REIT.

Tax Aspects of Investments in Partnerships

General.  We may hold investments through entities (such as limited liability companies) that are classified as partnerships for federal income tax purposes.  In general, partnerships are “pass-through” entities that are not subject to federal income tax.  Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership.  We will include in our income our proportionate share of these partnership items for purposes of the various gross income tests and in the computation of our REIT taxable income.  Moreover, for purposes of the asset tests, we will include our proportionate share of assets held by subsidiary partnerships.

Consequently, to the extent that we hold an interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

Entity Classification.  Our investment in partnerships involves special tax considerations, including the possibility of a challenge by the Internal Revenue Service of the status of any of our subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes (for example, if the Internal Revenue Service were to assert that a subsidiary partnership is a TMP).  See “General – Taxable Mortgage Pools” in this section.  If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income.  In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the asset tests (particularly the tests generally preventing a REIT from owning more than ten percent (10.0%) of the voting securities, or more than ten percent (10.0%) of the securities by value, of a corporation) or the gross income tests as discussed in “General – Asset Tests” and “– Gross Income Tests,” and in turn could prevent us from qualifying as a REIT.  See “General – Failure to Qualify as a REIT,” above, for a discussion of the effect of our failure to meet these tests for a taxable year.  In addition, any change in the status of any of our subsidiary partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the Annual Distribution Requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties.  Under the Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution.  The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”).  Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent that one of our subsidiary partnerships acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements.  Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners.  These rules may apply to our contribution to any subsidiary partnerships of the cash proceeds received in offerings of our stock.  As a result, partners, including us, in subsidiary partnerships, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership.  This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the Annual Distribution Requirements discussed above.

Federal Income Taxation of Stockholders

Taxation of Taxable Domestic Stockholders.  As long as we qualify as a REIT, distributions paid to our domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) generally will be ordinary income (subject to limited exceptions that may allow a portion to be treated as dividend income eligible for the reduced fifteen percent (15.0%) maximum federal tax rate to non-corporate taxpayers).  Distributions in excess of current and accumulated earnings and profits are treated first as a tax-deferred return of capital to the stockholder, reducing the tax basis in the stockholder’s common stock by the amount of the distribution, and then to the extent the distribution exceeds the stockholder’s tax basis, as capital gain.  Because earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a tax-deferred return of capital.  Additionally, because distributions in excess of earnings and profits reduce the stockholder’s tax basis in our stock, this will increase the stockholder’s gain on any subsequent sale of the stock.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses.  Corporate stockholders cannot claim the dividends received deduction for such dividends unless we lose our REIT status.  Distributions that are designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain for the taxable year.  However, corporate stockholders may be required to treat up to twenty percent (20.0%) of some types of capital gain dividends as ordinary income.  Although stockholders generally recognize taxable income in the year that a distribution is received, any distribution we declare in October, November or December of any year and is payable to a stockholder of record on a specific date in any such month will be treated as both paid by us and received by the stockholder on December 31 of the year it was declared even if paid by us during January of the following calendar year.  Because we are not a pass-through entity for federal income tax purposes, stockholders may not use any of our operating or capital losses to reduce their tax liabilities.  We also may decide to retain, rather than distribute, our net long-term capital gains and pay any tax thereon.  In this case, stockholders would include their proportionate share of the gains in income and receive a credit on their returns for their proportionate share of our tax payments.

In general, the sale of common stock held for more than twelve months will produce long-term capital gain or loss.  All other sales of common stock generally will produce short-term gain or loss.  In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the stockholder’s tax basis in the common stock sold.  However, any loss from a sale or exchange of common stock by a stockholder who has held such stock for six months or less will be treated as a long-term capital loss, to the extent of our distributions that the stockholder treated as long-term capital gains.

We will report to our domestic stockholders and to the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount (if any) of federal income tax we withhold.  A stockholder may be subject to backup withholding (the current rate of which is twenty-eight percent (28.0%)) with respect to dividends paid unless such stockholder: (a) is a corporation or comes within other exempt categories; or (b) provides us with a taxpayer identification number, certifies as to no loss of exemption, and otherwise complies with applicable requirements.  A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service.  Any amount paid as backup withholding can be credited against the stockholder’s federal income tax liability.  In addition, we may be required to withhold a portion of distributions made to any stockholders who fail to certify their non-foreign status to us.  See “– Taxation of Foreign Stockholders” in this section.

Taxation of Tax-Exempt Stockholders.  Our distributions to a stockholder that is a tax-exempt entity should not constitute unrelated business taxable income, or UBTI, unless the stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire the common stock, or the common stock is otherwise used in an unrelated trade or business of the tax-exempt entity.

Special rules apply to the ownership of REIT shares by certain tax-exempt pension trusts.  If we would fail to satisfy the “five or fewer” share ownership test (discussed above with respect to the Share Ownership tests) because the stock held by tax-exempt pension trusts was viewed as being held by the trusts rather than by their respective beneficiaries, tax-exempt pension trusts owning more than ten percent (10.0%) by value of our stock may be required to treat a percentage of our dividends as UBTI.  This rule applies if:

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at least one tax-exempt pension trust owns more than twenty-five percent (25.0%) by value of our shares; or

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one or more tax-exempt pension trusts (each owning more than twenty-five percent (25.0%) by value of our shares) hold in the aggregate more than fifty percent (50.0%) by value of our shares.

The percentage treated as UBTI is our gross income (less direct expenses) derived from an unrelated trade or business (determined as if we were a tax-exempt pension trust) divided by our gross income from all sources (less direct expenses).  If this percentage is less than five percent (5.0%), however, none of the dividends will be treated as UBTI.  Because of the restrictions in our articles of incorporation regarding the ownership concentration of our common stock, we believe that a tax-exempt pension trust should not become subject to these rules.  However, because shares of our common stock may become publicly traded, we can give no assurance of this.

Prospective tax-exempt purchasers should consult their own tax advisors as to the applicability of these rules and consequences to their particular circumstances.

Taxation of Foreign Stockholders.  The following discussion is intended only as a summary of the rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates.  These rules are quite complex and prospective foreign stockholders should consult with their own tax advisors to determine the impact of federal, state, and local income tax laws including any reporting requirements with respect to their investment in our REIT.

In general, foreign stockholders will be subject to regular U.S. income tax with respect to their investment if such investment is “effectively connected” with the conduct of a trade or business in the U.S.  A corporate foreign stockholder that receives (or is deemed to have received) income that is effectively connected with a U.S. trade or business also may be subject to the thirty percent (30.0%) “branch profits tax” under Code Section 884, which is payable in addition to regular federal corporate income tax.  The following discussion applies to foreign stockholders whose investment is not considered “effectively connected.”

Generally, any dividend that constitutes ordinary income for federal income tax purposes will be subject to a U.S. tax equal to the lesser of thirty percent (30.0%) of the gross amount of dividends or the rate in an applicable tax treaty.  Generally, a distribution that does not exceed our earnings and profits will be treated as a dividend taxable as ordinary income.  A distribution in excess of our earnings and profits is treated first as a nontaxable return of capital that will reduce a foreign stockholder’s basis in its common stock (but not below zero) and then as gain from the disposition of such common stock, subject to the rules discussed below for dispositions.

Our distributions that are attributable to gain from the sale or exchange of a “U.S. real property interest” are taxed to a foreign stockholder as if the distributions were gains “effectively connected” with a United States trade or business conducted by such foreign stockholder.  As a result, a foreign stockholder will be taxed on these amounts at the capital gain rates applicable to a U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).  In addition, such dividends also may be subject to a thirty percent (30.0%) branch profits tax when made to a corporate foreign stockholder that is not entitled to treaty exemptions.

We will report to our foreign stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount (if any) of federal income tax that we withhold.  These information reporting requirements apply regardless of whether withholding was reduced or eliminated in any applicable tax treaty.  Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the foreign stockholder resides.  As discussed below, withholding tax rates of thirty percent (30.0%) and thirty-five percent (35.0%) may apply to distributions on common stock to foreign stockholders.

Although tax treaties may reduce our withholding obligations, we generally will be required to withhold:

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thirty-five percent (35.0%) of any distribution that could be designated as a capital gain dividend (regardless of the amount actually designated as a capital gain dividend) from dividends to a foreign stockholder who owns more than five percent (5.0%) of our stock  at any time during the one-year period ending on the distribution date (or to all foreign stockholders if the dividend occurs at a time during which our stock is not regularly traded on an established securities market located in the United States) and remit to the Internal Revenue Service; and

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thirty percent (30.0%) of any other dividends paid out of earnings and profits (including capital gain dividends not subject to thirty-five percent (35.0%) withholding described immediately above) to all foreign stockholders.

In addition, if we designate prior dividends as capital gain dividends, subsequent dividends, up to the amount of such prior dividends, will be treated as capital gain dividends for withholding purposes.  The amount of federal income tax withheld is creditable against the foreign stockholder’s federal income tax liability, and if the amount of tax we withhold exceeds the U.S. tax liability, the foreign stockholder may file for a refund of such excess from the Internal Revenue Service.  The thirty-five percent (35.0%) withholding tax rate on certain capital gain dividends currently corresponds to the maximum income tax rate applicable to corporations, but is higher than the fifteen percent (15.0%) maximum federal tax rate on long-term capital gains of non-corporate taxpayers.

Applicable Treasury regulations provide certain presumptions under which a foreign stockholder would be subject to backup withholding and information reporting until we receive certification from these stockholders of their foreign status.  The regulations generally require a foreign stockholder to provide us with federal Form W-8BEN referred to as a Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, Form W-8ECI referred to as a Certificate of Foreign Person’s Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States, or Form W-8EXP referred to as a Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding certifying the foreign stockholder’s entitlement to the benefits of any treaty.

Unless the shares of common stock constitute a “U.S. real property interest” under Section 897 of the Code, gain on a sale of common stock by a foreign stockholder generally will not be subject to U.S. income taxation unless (i) investment in the common stock is effectively connected with the foreign stockholder’s U.S. trade or business, in which case, as discussed above, the foreign stockholder would be subject to the federal income tax, or (ii) the foreign stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, in which case the nonresident alien individual may be subject to a thirty percent (30.0%) tax on such gain.

Shares of our common stock will not constitute a “U.S. real property interest” if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity is a REIT, which at all times during the preceding five-year period, had less than fifty percent (50.0%) in value of its common stock held directly or indirectly by foreign stockholders.  We expect to be a domestically controlled qualified investment entity once we satisfy the five-year period requirement, and, therefore, the sale of our shares should not be subject to such taxation for foreign stockholders after that date, except as discussed above or in the next sentence.  Even if we constitute a domestically controlled qualified investment entity, upon disposition of our common stock (subject to the exception applicable to “regularly traded” stock described below), a foreign stockholder may be treated as having gain from the sale or exchange of a U.S. real property interest if the foreign stockholder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.  Because shares of our common stock may become (but are not guaranteed to become) publicly traded, we cannot assure you that we will be a domestically controlled qualified investment entity.  If we do not constitute a domestically controlled qualified investment entity, whether a foreign stockholder’s gain on the sale of stock is subject to federal income tax as a sale of a U.S. real property interest depends primarily on whether the common stock is “regularly traded” on an established securities market and on whether the stockholder owns less than 5% of our common stock through the five-year period ending on the date of the sale.  If the gain on the sale of common stock is subject to federal income tax under these rules, the foreign stockholder would be subject to the same treatment as a U.S. stockholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).  In any event, a purchaser of common stock from a foreign stockholder will not be required to withhold on the purchase price if the purchased shares are “regularly traded” on an established securities market or if we are a domestically controlled qualified investment entity.  Otherwise, the purchaser of stock may be required to withhold ten percent (10.0%) of the purchase price and remit this amount to the Internal Revenue Service.

If the proceeds of a disposition of common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding (the current rate of which is twenty-eight percent (28.0%)) unless the disposing foreign stockholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption.  Generally, U.S. information reporting and backup withholding may not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a foreign office of a foreign broker-dealer.  Prospective foreign purchasers should consult their tax advisers concerning these rules.

Other Tax Considerations

Distribution Reinvestment Plan.  Stockholders who participate in the distribution reinvestment plan will recognize taxable dividend income in the amount they would have received had they elected not to participate, even though they receive no cash.  These deemed dividends will be treated as actual dividends from us to the participating stockholders and will retain the character and federal income tax effects applicable to all dividends from a REIT.  If a stockholder purchases stock through the distribution reinvestment plan at a discount to fair market value, the stockholder will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount.  See “Taxation of Stockholders” in this section.  Stock received throughout our distribution reinvestment plan will have a holding period beginning with the day after purchase, and a federal income tax basis equal to its cost, which is the gross amount of the deemed distribution.

State and Local Taxes.  We and you may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside.  Our and your state and local tax treatment may not conform to the federal income tax consequences discussed above.  Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in shares of our common stock.

Legislative Proposals.  You should recognize that our and your present federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect.  The rules dealing with federal income taxation are constantly under review by Congress, the Internal Revenue Service and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently.  We are not currently aware of any pending legislation that would materially affect our or your taxation as described in this prospectus.  You should, however, consult your advisors concerning the status of legislative proposals that may pertain to a purchase of common stock.  President Bush has proposed to exempt certain dividend payments made by certain corporations from federal taxation.  We cannot be sure what impact, if any, any possible legislation could have on us or you as a stockholder.